Exhibit 99.53

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) Exchange Tower, 130 King Street West Suite 740, P.O. Box 467 Toronto, Ontario M5X 1E4

Item 2:	Date of Material Change January 5, 2011

Item 3:	News Release News releases were disseminated on January 5, 2011 during the day and on January 6, 2011 before markets opened via Marketwire and copies were subsequently filed on SEDAR.

Item 4:

Summary of Material Change

On January 6, 2011, the Company announced that it and Gold Wheaton Gold Corp. (“Gold Wheaton”) had entered into a definitive arrangement agreement where by the Company will acquire the issued Gold Wheaton common shares that it does not already own for a combination of shares and cash by way of a court approved plan of arrangement.

Item 5:	Full Description of Material Change

5.1

Full Description of Material Change

Before markets opened on January 6, 2011, the Company announced that, further to the binding letter agreement announced on December 13, 2010, it and Gold Wheaton Gold Corp. (“Gold Wheaton”) had entered into a definitive arrangement agreement (the “Arrangement Agreement”), as more fully described below, whereby the Company will acquire the issued Gold Wheaton common shares that it does not already own for a combination of shares and cash by way of a court approved plan of arrangement. The consideration is valued at C$5.20 per Gold Wheaton common share based on the closing price of the Company’s common shares on the day prior to the original announcement of the transaction.

The Arrangement Agreement provides Gold Wheaton shareholders (other than the Company) with the option to elect to receive either (i) 0.1556 of a Company common share or (ii) C$5.20 cash, for each Gold Wheaton share, subject to caps and pro-ration. A maximum of approximately 9.66 million Company common shares and cash consideration of approximately C$215 million will be available, subject to increase on a pro-rated basis if Gold Wheaton warrants or options are exercised prior to the effective date of the arrangement, and subject to further adjustment as provided in the plan of arrangement. If all shareholders elect the same form of consideration, then the form of consideration that each shareholder is expected to receive will be approximately 60% in Company common shares and 40% in cash, although if Gold Wheaton shareholders make diverse elections then shareholders will have the opportunity to receive a greater proportion of their preferred form of consideration.

Gold Wheaton warrant holders will now have more flexibility in the form of consideration, in that, at the time of exercise, they will have the option to elect to receive either (i) 0.1556 of a Company common share or (ii) C$5.20 cash.

Gold Wheaton has obtained an opinion from its financial advisor, Paradigm Capital Inc., that the transaction is fair, from a financial point of view, to the Gold Wheaton shareholders (other than the Company). Gold Wheaton has also obtained a formal valuation from the independent valuator, Canaccord Genuity Corp. as required by Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions and a related fairness opinion that, subject to the assumptions, qualifications and limitations contained therein, the consideration to be received by holders of Gold Wheaton common shares (other than the Company) under the transaction is fair, from a financial point of view, to such holders of Gold Wheaton common shares. The board of directors of Gold Wheaton has determined that the transaction is fair to Gold Wheaton shareholders (other than the Company and its affiliates) and is in the best interests of Gold Wheaton and has approved the Arrangement Agreement. All of the directors and senior officers of Gold Wheaton have entered into customary support and voting agreements with the Company and have agreed to vote their Gold Wheaton common shares in favour of the arrangement.

The board of directors of Gold Wheaton has fixed the record date for Gold Wheaton shareholders to receive notice of and vote on the transaction as February 3, 2011.

Closing of the transaction will be subject to customary conditions, including approval by the shareholders of Gold Wheaton (66 and 2/3% of the votes cast and majority of the minority approval) at a special meeting of shareholders to be held on or about March 8, 2011 and receipt of court and necessary regulatory approvals. The transaction is expected to close in March 2011. In the event that the arrangement is not completed under certain circumstances, Gold Wheaton will pay the Company a break fee of C$25 million. Full details of the transaction will be included in the management information circular of Gold Wheaton to be mailed to Gold Wheaton shareholders in February 2011.

The board of directors of the Company has approved the transaction and the Company does not require, and the transaction is not subject to, approval by the shareholders of the Company. The issuance of the Company common shares is subject to TSX approval.

A copy of the Arrangement Agreement has been filed on SEDAR.

In a separate transaction, on January 5, 2011, the Company completed the previously announced purchase from Quadra FNX Mining Ltd. (“Quadra FNX”) of 56,464,126 common shares of Gold Wheaton for aggregate gross proceeds of $262,558,185 or $4.65 per share. That announcement noted that the consideration in the transaction between the Company and Gold Wheaton is valued at $5.20 per share. If the transaction between the Company and Gold Wheaton is completed on these terms, Quadra FNX’s former Gold Wheaton shareholdings will be topped up to $5.20 per share for a total cash consideration of approximately $293 million.

5.2	Disclosure for Restructuring Transactions Not applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information Not applicable.

Item 8:	Executive Officer Jacqueline Jones Chief Legal Officer & Corporate Secretary 416-306-6300 jones@franco-nevada.com

Item 9:	Date of Report January 11, 2011